Correspondence

SCHLUETER & ASSOCIATES, P.C.

5290 DTC PARKWAY, SUITE 150

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

May 19, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Austin Wood

Re:	Zhong Yuan Bio-Technology Holdings Ltd.
Post-Effective Amendment No. 7 to Form F-1
Filed May 19, 2022
File No. 333-235983

Dear Mr. Wood:

We represent Zhong Yuan Bio-Technology Holdings Ltd. (the “Company”) as US counsel. We are submitting herewith an amended or revised Post-Effective Amendment No. 7 on Form F-1 (File No. 333-235983) (the "Post-Effective Amendment"), to the Registration Statement, as declared effective by the Securities and Exchange Commission (the "Registration Statement”) on June 29, 2020, pursuant to the undertakings in Item 9.1(b) of the Registration Statement to update and supplement the information contained in the Registration Statement and the Prospectus included therein.

The purpose of this letter is to respond to the comment letter dated May 5, 2022, from the Division of Corporation Finance, Office of Real Estate and Construction (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to Post-Effective Amendment No. 6. For your convenience, the comments have been reproduced below, followed by the Company’s response. The Company is concurrently submitting Post-Effective Amendment No 7.

Post-Effective Amendment to Registration Statement on Form F-1

Summary, page 4

1. We note your response to comment 2. On pages 6 and 13, you disclose that your "Operating Subsidiaries" have received all necessary governmental approvals and licenses for operations in the PRC. On pages 7 and 21, you state that you are not required to obtain permissions from any PRC authorities to operate. If you are referring to the issuer entity on pages 7 and 21, please revise to clarify your statements as to which entities you are discussing. Please also ensure you have disclosed whether Zhong Yuan Bio-Technology (Hong Kong) Limited is covered by permissions requirements and state affirmatively whether it has received all requisite permissions or approvals and whether any permissions or approvals have been denied. Finally, with respect to all entities about which you state are not required to obtain permissions to operate or offer your ordinary shares to foreign investors, please expand to disclose the basis for that determination, as well as the consequences to those entities and to your offering if you: (i) inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response:

In response to this comment, the Company has clarified on pages 6 and 13 that the necessary governmental approvals and licenses to which we are referring on those pages are business approvals and licenses issued by the State Administration for Market Regulation, whereas on pages 7 and 21 (now page 22) the Company states that neither it nor its PRC subsidiaries are required to obtain permissions from the China Securities Regulatory Commission or the Cyberspace Administration of China with respect to their operations or their issuance of securities to foreign investors and that such statement is based on the advice of PRC counsel. In addition, the Company states with respect to both types of approvals what the consequences might be if it has erroneously concluded that it has all required approvals, etc. or if applicable laws, regulations or interpretations change.

With respect to Zhong Yuan Bio-Technology (Hong Kong) Limited, the Company has added on page 22 that it is afforded the legal protections of national treatment under the Foreign Investment Law of the People’s Republic of China.

If you have any questions relating to the Post-Effective Amendment, please contact Ting Ting Chang, the Company’s Chief Executive Officer, at her email address of tinachang@zybioholdings.com or Fung Ming Pang, the Company’s Chief Financial Officer, at her email address of candicepang@zybioholdings.com.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with us, please feel free to call me at +852-9764-2842, as I am currently in Hong Kong, or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter

Henry F. Schlueter

C:	Zhong Yuan Bio-Technology Holdings Ltd.